Exhibit 99.6

ZenaTech Continues International Expansion Opening New Offices in South Korea and the United Kingdom

Vancouver, British Columbia, (April 21, 2026) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) (“ZenaTech”), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, today announces it has opened two new offices: one in Seoul, South Korea, and one  in London, UK. These new offices expand the company’s international presence and create access to customers in the APAC and EMEA regions and are intended to support the company’s ZenaDrone solutions, Drone as a Service offerings, and Enterprise SaaS business areas and future revenue growth. The new offices expand the company’s global footprint, enabling the delivery of AI autonomous drone solutions and services at scale across commercial, government, and defense markets amid today’s accelerating global demand.

“Expanding our footprint in international markets with strong momentum is a core pillar of our long-term growth strategy,” said ZenaTech CEO Shaun Passley, Ph.D. “As we expand our presence across multiple targeted countries, we gain access to those markets that are actively creating regulatory and commercial advantages for drone companies, strengthening our ability to execute locally while expanding global revenue opportunities. These new offices position us for accelerated entry into commercial, government, and defense markets and scale our autonomous AI drone solutions across important international regions.”

ZenaTech’s Seoul office will serve as a second strategic hub in the APAC region, housing operations, business development, marketing and corporate development teams supporting ZenaDrone and Drone as a Service business. This builds on the company’s existing Spider Vision Sensors manufacturing facility and business development teams in Taiwan. South Korea represents a high-value market for autonomous drone solutions, driven by advanced digital infrastructure, strong government investment in smart cities and robotics, and increasing adoption of unmanned systems across logistics, manufacturing, public safety, and mission-critical applications. Teams will help support regional execution, strengthen partnerships, and drive DaaS expansion across APAC.

The London office houses ZenaTech’s workplace software SaaS company, Othership, and its EMEA operations teams supporting ZenaDrone, DaaS and Enterprise SaaS business offerings, as well as its EMEA headquarters teams in Dublin, Ireland. Functional teams working out of this office include product management, sales, marketing, and creative services. London provides direct access to many global enterprises and headquarters, government stakeholders, and public sector organizations, positioning ZenaTech’s brands to accelerate adoption and growth across commercial and government-driven applications.

With these additions, ZenaTech is accelerating the buildout of a globally distributed operating platform designed to support scalable and high-margin growth of its ZenaDrone and Drone as a Service (DaaS) AI autonomous offerings across priority international markets. The establishment of on-the-ground teams in Seoul and London positions the company to deepen local market penetration, strengthen customer engagement, and drive execution closer to end users. These investments enhance ZenaTech’s ability to capture global demand, expand recurring revenue streams, and create long-term shareholder value through disciplined international expansion.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical applications for business, government, and defense. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive speed, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its DaaS business and global network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for surveying, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, the IQ Square is an outdoor drone designed for power washing and inspections use in commercial and government sectors, and the IQ Quad is for land surveys.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.